FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For November 9, 2001


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F  X            Form 40-F
                                 ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                      No  X
                              ---                     ---

                                   Regus plc

                               INDEX TO EXHIBITS

Item

1.       Press release of Regus plc, dated November 9, 2001.
2.       Announcement regarding Director Shareholding, dated November 9, 2001
3.       Announcement regarding Directors Shareholdings, dated October 2, 2001

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                               Regus plc


Date: November 9, 2001                         By: /s/ Stephen Stamp
                                               Name:  Stephen Stamp
                                               Title: Group Finance Director

                                                                         Item 1


1

                                  [REGUS LOGO]


                                 PRESS RELEASE

       Embargoed until 12:00 noon GMT, 7:00 am EST Friday 9 November 2001



        REGUS EXPRESSES GUARDED OPTIMISM FOLLOWING RADICAL RESTRUCTURING

Chertsey, UK, 9 November 2001, Regus plc, the international serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces its results for the three months ended 30 September 2001.

In announcing the results, Chairman George Gray commented: "We have conducted a fundamental reassessment of our business model focused on pricing, occupancy and cost, taking some (pound)60 million out of the cost base. Our new strategy of discounting prices for longer-term contracts is now yielding benefits with the third quarter seeing a substantial increase in the number of workstations occupied.

"Looking to the future, the forward order book remains strong. Inquiry levels suggest corporates continue to look to Regus for cost-effective, flexible, quality solutions for their office requirements. With capital expenditure set to fall very significantly, we expect to be cash generative going into next year, even at current trading levels. Given present economic conditions, our radical re-structuring of the business means we can be guardedly optimistic about 2002".

Key financials:

                                         3 months ended                           9 months ended
                                     30 Sept        30 Sept                   30 Sept      30 Sept
                                        2001           2000                      2001         2000
                                    (pound)m       (pound)m                  (pound)m     (pound)m

Turnover                               123.1          115.0          +7%        393.9        291.0         +35%

Operating (loss)/profit*              (10.6)            7.6       -18.2m         (7.3)         3.4       -10.7m


Exceptional item                      (87.0)              -                     (90.2)           -

Operating (loss)/profit               (97.6)            7.6      -105.2m        (97.5)         3.4      -100.9m

EPS (diluted) (p)*                     (2.8)            0.4        -3.2p         (4.0)        (2.1)       -1.9p
EPADS (diluted) (c)*+                 (20.3)            3.1       -23.4c        (29.0)       (16.5)      -12.5c

Average(pound):$                        1.45            1.48                      1.44         1.54

* before exceptional items
+  based on UK GAAP

o Net cash inflow from operating activities of (pound)12.3 million in the quarter and (pound)46.0 million in the year to date. We expect capex of only (pound)6 million in Q4.

o In the three months, 4,566 workstations were added to the Regus network. This brought the total at 30 September 2001 to 88,600 workstations across 392 centres in 50 countries (including joint ventures and franchises).

o Turnover up 7% for the quarter at(pound)123.1 million (2000:(pound)115.0 million).

o Revenue per available workstation (REVPAW), from established centres decreased 25% over the same quarter of 2000 to (pound)1,836 (2000:
     (pound)2,459) reflecting the economic downturn, particularly in the US, and a 48% increase in contract length.

o Before exceptional items, operating loss of(pound)10.6m (2000:(pound)7.6m profit) reflecting, in particular, substantially increased losses in the Americas.

o Exceptional one-time charge of(pound)87.0 million in the quarter. This relates to:

     o    Major restructuring of workforce (approx. 24% reduction in staff);

     o Reduction in workstation capacity (11% of available total), of which 40% is in the US;

     o    Asset write-downs.

     The exceptional charge will not result in any incremental cash costs in 2001 and will be cash positive in 2002.


Commenting on the third quarter results, Mark Dixon, Chief Executive, said:

"We have taken aggressive management action to put ourselves in the best possible position for driving the business forward. We have reassessed our business model and have taken out substantial costs. I want to pay tribute to our team members here at Regus for their hard work and commitment over recent months".



Enquiries:

Regus
Mark Dixon, Chief Executive                       Today:       +44 20 8895 4000
Stephen Stamp, Group Finance Director             Thereafter:  +44  1932 895000
Stephen Jolly, Group Communications Director

Financial Dynamics                                Tel:         +44 20 7269 7116
David Yates/Richard Mountain




THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long-term nature of the company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the Form 20-F filed with the Securities and Exchange Commission.

Review of third quarter 2001


Review of operations and restructuring

Regus has conducted a radical review of its worldwide operations, refocused its strategy and restructured the organisation to reflect changed economic and business conditions. On the basis that the economic environment for business-to-business services is unlikely to improve in the short term, a number of strategic initiatives have been taken:

o The Regus workforce has been reduced by 800, representing approximately 24% of the peak headcount. This has taken place across the global network and at all levels within the organisation. Reporting lines have been shortened and customer responsiveness has been enhanced. In addition, Directors have either waived or partially waived their salaries, taking an aggregate pay cut of 40%;

o Commitments to additional new centres have been suspended except those that carry no financial risk for Regus, for example management contracts;

o We have committed to a programme of reducing workstation capacity. Approximately 40% of these workstations are in the US. Current customers will be unaffected by these decisions;

o The workstation pricing model has been changed. Customers who contract with Regus for longer terms now benefit from more competitive prices;

o Pay-as-you-use services for customers have been re-packaged. Bundled services at transparent monthly prices offer clearer value for customers;

o Many contracts with third party vendors have been renegotiated. These range from voice and data carriers to facilities management contractors. Customers have benefited directly from these changes;

o Discretionary spending has been significantly reduced through the implementation of a rigorous electronic purchase order system which requires all expenditure to be approved centrally.

The costs of implementing these initiatives have been included in the exceptional charges described on page six.

The following table sets forth the Group's revenue, centre contribution before exceptional items and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres vs. new centres:

                                                    (in(pound)millions, except workstations)

                                         2000                                                 2001
                   -------------------------------------------------    -------------------------------------------------
                                      Centre                                                Centre
                     Revenue       Contribution*      Workstations        Revenue       Contribution*      Workstations


UK & Ireland              51.0              16.2             18,170            49.5               11.3            24,427
Rest of Europe            30.9               8.0             17,771            37.1                3.9            27,966
Americas                  25.5               4.5             12,036            27.9              (4.7)            23,388
Rest of World              7.6               0.5              4,293             8.6                0.7             5,575
                   ------------    --------------     --------------    ------------    ---------------    --------------
                         115.0              29.2             52,270           123.1               11.2            81,356
                   ------------    --------------     --------------    ------------    ---------------    --------------


Established
centres**                 66.4              22.9             27,007            88.1               16.7            47,982
New centres               48.6               6.3             25,263            35.0              (5.5)            33,374
                   ------------    --------------     --------------    ------------    ---------------    --------------
                         115.0              29.2             52,270           123.1               11.2            81,356
                   ------------    --------------     --------------    ------------    ---------------    --------------



*Centre contribution before exceptional items.
**Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.

Revenue

Regus' revenue on a global basis increased 7% to (pound)123.1 million in the third quarter 2001 from (pound)115.0 million in the third quarter 2000. The weighted average number of available workstations increased 56% to 81,356 from 52,270 over the same period. In the third quarter 2001 Regus opened 13 new centres including one joint venture centre. Two centres in Germany were closed and we suffered the loss of our centre in the World Trade Center, New York.

Revenue from established centres increased 33% to(pound)88.1 million in the third quarter 2001 (2000:(pound)66.4 million). Revenue per workstation in Regus' established centres was(pound)1,836 (2000:(pound)2,459) reflecting lower occupancy rates and the impact of the new pricing model. Revenue from new centres was(pound)35.0 million (2000: (pound)48.6 million). Revenue per workstation in Regus' new centres decreased to(pound)1,049 (2000:(pound)1,924) reflecting the new pricing model and the focus of the rollout program in the USA.

Revenue in the UK and Ireland decreased 3% to(pound)49.5 million
(2000:(pound)51.0 million). Revenue per workstation was (pound)2,026 (2000:(pound)2,807). In the third quarter 2001, one new centre was opened in the UK and Ireland.

Revenue in the Rest of Europe increased 20% to(pound)37.1 million
(2000:(pound)30.9 million). Revenue per workstation was (pound)1,327 (2000:(pound)1,739). In the third quarter 2001, six new centres were added in the Rest of Europe.

Revenue in the Americas increased 9% to(pound)27.9 million (2000:(pound)25.5 million). Revenue per workstation decreased to(pound)1,193 (2000:(pound)2,119). Regus opened four new centres in the Americas, including three in the US and one joint venture centre in Canada.

Revenue in the Rest of the World increased 13% to(pound)8.6 million (2000:(pound)7.6 million). Revenue per workstation decreased to(pound)1,543 (2000:(pound)1,770). Two new centres were opened in the third quarter 2001; one in Singapore and one in Israel.

Centre contribution

Centre contribution on a global basis was (pound)11.2 million in the third quarter 2001 (2000: (pound)29.2 million). Approximately half of the fall in centre contribution was attributable to the Americas. The other principal factor influencing centre contribution was the roll-out of the new pricing model in which customers are offered more competitive prices in return for entering into longer term contracts. Centre contribution from established centres decreased 27% to (pound)16.7 million (2000: (pound)22.9 million) with a centre contribution margin in established centres of 19% (2000: 34%). Centre contribution from new centres fell to a negative (pound)5.5 million (2000: positive (pound)6.3 million) as a result of lower occupancy and the new pricing model.

Centre contribution in the UK and Ireland was (pound)11.4 million (2000:
(pound)16.2 million). Centre contribution margin in the UK and Ireland decreased to 23% in the third quarter (2000: 32%). The new pricing model has had the most dramatic effect in the UK with the average length of contract increasing to 14 months in September. Occupancy in London centres, the key sub-market in the UK, had increased to 70% in September. Furthermore there are signs that prices in London are beginning to firm. Prices in six London centres were increased in September.

In the Rest of Europe, centre contribution was (pound)3.9 million (2000:
(pound)8.0 million). Centre contribution margin in the Rest of Europe decreased to 11% in the third quarter (2000: 26%). This decrease is, in part, attributable to opening six new centres in the quarter compared to only three in the same quarter in 2000 as well as a slowing down in some key markets such as the Benelux countries, the Nordic region and Germany. France, Italy, Spain and the Mediterranean markets remain relatively robust.

Centre contribution from the Americas decreased to a negative (pound)4.7 million from a positive (pound)4.5 million in 2000. This decrease is partly due to the intensive opening programme in North America giving rise to the relatively high number of immature centres and partly due to macro-economic factors which have had the combined effect of a reduced requirement for office space and a proliferation of competitively-priced sub-let space. The most affected regions are the West coast and central US. The East coast remains relatively robust.

Centre contribution in the Rest of the World improved to (pound)0.7 million from (pound)0.5 million in 2000.



Administrative expenses

Administrative expenses including goodwill amortisation decreased 7% to(pound)20.4 million (2000:(pound)22.0 million) due to the early effects of the cost reduction programme. Overall, administrative expenses fell to 17% as a percentage of revenues compared to 19% in the third quarter of 2000. Sales and marketing costs decreased 13% to (pound)9.1 million (2000:(pound)10.5 million) and fell as a percentage of revenue to 7% (2000: 9%). Regional and central overheads decreased 2% to(pound)11.3 million (2000:(pound)11.5 million) and fell as a percentage of revenue to 9% (2000: 10%).

Liquidity and capital resources

Cash at bank and in hand at 30 September 2001 was (pound)86.0 million. Total bank indebtedness at 30 September 2001 was (pound)10.5 million and the Group had outstanding finance lease obligations of (pound)39.2 million.

Cash inflow from operating activities in the three months ended 30 September 2001 was (pound)12.3 million. Net cash outflow before financing was (pound)23.5 million after capital expenditure in the quarter of (pound)27.3 million.

Cash inflow from operating activities in the nine months ended 30 September 2001 was (pound)46.0 million. The group paid (pound)1.4 million interest (net), (pound)9.0 million was paid in tax and (pound)101.1 million in capital expenditure. A further (pound)5.8 million was used in acquisitions and (pound)4.6 million was invested in joint ventures.


Exceptional charges

Included in the results for the nine months ended 30 September 2001 are exceptional charges totalling (pound)90.2 million of which (pound)3.2 million had been recognised in the six months ended 30 June 2001. The exceptional charges fall into the following categories:

Restructuring and redundancy costs ((pound)5.4m)
As part of an aggressive attack on its cost base, the Group has reviewed staffing levels across all regions and all functions. Headcount has been reduced by 800, representing approximately 24% of the total workforce. The Group has set itself a target of entering 2003 with an overhead run rate of 10 -12% of revenues.

Reduction in workstation capacity ((pound)37.1m)
The Group has reviewed the prospects for each of its centres in light of current market conditions. Regus has decided to reduce capacity by 9,700 workstations, representing 11% of the network. The exceptional charge includes costs associated with onerous leases and asset impairments.

Write-down of investment in own shares ((pound)32.9m)
As flagged in the second quarter results, the Directors have determined that, in the circumstances, the carrying value of the investment in own shares should be written down to 21p a share, the market value on 30 September 2001.

Write-down of software development assets ((pound)4.6m)
The Directors have reviewed the estimated useful life of external development costs and determined that it would be prudent, in the circumstances, to write off the remainder of these costs.

Fees in respect of aborted merger with HQ Global Workplaces ((pound)3.2m) This exceptional charge had been made in the Group's second quarter results.

Write-down of acquisition goodwill ((pound)4.7m)
The Directors have determined that there has been an impairment to the value of goodwill arising from acquisitions and, accordingly, it is prudent that the goodwill be written down.

Non-recoverable Ryder Cup expenditure ((pound)2.3m)
On the basis that the Group is unlikely to benefit from the expenditure, the Directors consider it appropriate to recognise the unrecoverable expenditure as an exceptional charge in the third quarter results.

Outlook

Trading conditions remain difficult in the Group's principal markets, in particular North America, the UK, the Benelux countries and Germany. Customers are taking longer to make decisions and remain very price sensitive. However, in the immediate aftermath of September 11, our overall trading environment does not seem to have weakened materially as a result. The Group's strategy of reducing prices for those customers contracting for longer terms in order to build occupancy is working. The average length of new contract has increased by 48% since September 2000 and, having seen a record increase of 2,400 in the month, the number of occupied workstations at 30 September was at a record high of 50,100.

Given current market conditions, the Board is satisfied that the appropriate actions have been taken to reduce the Group's cost base going forward. Capital expenditure in the fourth quarter is expected to be down to approximately (pound)6 million and the Group as a whole should be net cash generative going into next year.

The Group issued a Trading Statement on 3 July 2001 which referred to revised expectations for 2001. Those expectations have been superseded by these third quarter results and the exceptional charges contained in these results.

Regus plc
Consolidated Profit & Loss Account
For the three months ended 30 September 2001 and 30 September 2000



                                                                                                3 months            3 months
                                                          Before                                   ended               ended
                                                    Exceptionals        Exceptionals           30-Sep-01           30-Sep-00
                                                     (unaudited)         (unaudited)         (unaudited)         (unaudited)
                                                     (pound)'000         (pound)'000         (pound)'000         (pound)'000

Turnover (including share of joint ventures)             125,908                   -             125,908             118,178

Less: Share of turnover of joint ventures                (2,814)                   -             (2,814)             (3,131)
                                               ------------------ ------------------- ------------------- -------------------
Turnover                                                 123,094                   -             123,094             115,047

Cost of sales (centre costs)                           (111,926)            (37,536)           (149,462)            (85,807)
                                               ------------------ ------------------- ------------------- -------------------
Gross profit (centre contribution)                        11,168            (37,536)            (26,368)              29,240

Administration expenses                                 (20,372)            (49,432)            (69,804)            (22,018)
                                               ------------------ ------------------- ------------------- -------------------
Group operating (loss)/profit                            (9,204)            (86,968)            (96,172)               7,222

Share of operating (loss)/profit in joint
ventures                                                 (1,416)                   -             (1,416)                 425
                                               ------------------ ------------------- ------------------- -------------------
Total operating (loss)/profit: Group and share
of joint ventures                                       (10,620)            (86,968)            (97,588)               7,647

Net interest payable
- Group                                                    (347)                   -               (347)             (2,787)
- Joint ventures                                            (61)                   -                (61)                 (3)
                                               ------------------ ------------------- ------------------- -------------------
(Loss)/profit on ordinary activities before tax         (11,028)            (86,968)            (97,996)               4,857

Tax on (loss)/profit on ordinary activities              (5,097)               1,614             (3,483)             (2,767)
                                               ------------------ ------------------- ------------------- -------------------
(Loss)/profit on ordinary activities after tax          (16,125)            (85,354)           (101,479)               2,090

Minority interests (equity)                                  345                   -                 345                (18)
                                               ------------------ ------------------- ------------------- -------------------
Retained (loss)/profit for the period                   (15,780)            (85,354)           (101,134)               2,072
                                               ================== =================== =================== ===================


(Loss)/profit per ordinary share:
Basic (p)                                                  (2.8)                                  (17.9)                 0.4
Diluted (p)                                                (2.8)                                  (17.9)                 0.4



All results arose from continuing operations

Regus plc
Consolidated Profit & Loss Account
For the nine months ended 30 September 2001 and 30 September 2000



                                                                                                9 months           9 months
                                                          Before                                   ended              ended
                                                    Exceptionals        Exceptionals           30-Sep-01          30-Sep-00
                                                     (unaudited)         (unaudited)         (unaudited)        (unaudited)
                                                     (pound)'000         (pound)'000         (pound)'000        (pound)'000

Turnover (including share of joint ventures)             402,951                   -             402,951            295,699

Less: Share of turnover of joint ventures                (9,003)                   -             (9,003)            (4,725)
                                               ------------------ ------------------- ------------------- ------------------
Turnover                                                 393,948                   -             393,948            290,974

Cost of sales (centre costs)                           (325,592)            (37,536)           (363,128)          (228,175)
                                               ------------------ ------------------- ------------------- ------------------
Gross profit (centre contribution)                       68,356             (37,536)             30,820             62,799

Administration expenses                                 (71,863)            (52,677)           (124,540)           (58,487)
                                               ------------------ ------------------- ------------------- ------------------
Group operating (loss)/profit                            (3,507)            (90,213)            (93,720)             4,312

Share of operating loss in joint ventures                (3,815)                   -             (3,815)              (907)
                                               ------------------ ------------------- ------------------- ------------------
Total operating (loss)/profit: Group and share
of joint ventures                                        (7,322)            (90,213)            (97,535)              3,405

Net interest receivable/(payable)
- Group                                                     519                   -                 519             (7,245)
- Joint ventures                                           (170)                  -                (170)                (3)
                                               ------------------ ------------------- ------------------- ------------------
Loss on ordinary activities before tax                   (6,973)            (90,213)            (97,186)            (3,843)

Tax on loss on ordinary activities                      (17,014)              1,614             (15,400)            (6,675)
                                               ------------------ ------------------- ------------------- ------------------
Loss on ordinary activities after tax                   (23,987)            (88,599)           (112,586)           (10,518)

Minority interests (equity)                               1,283                   -               1,283                174
                                               ------------------ ------------------- ------------------- ------------------
Retained loss for the period                            (22,704)            (88,599)           (111,303)           (10,344)
                                               ================== =================== =================== ==================

Loss per ordinary share:
Basic (p)                                                  (4.0)                                  (19.8)              (2.1)
Diluted (p)                                                (4.0)                                  (19.8)              (2.1)


All results arose from continuing operations

Regus plc
Consolidated balance sheets
As at 30 September 2001 and 31 December 2000


                                                                                                    As at                As at
                                                                                                  30 Sept     31 December 2000
                                                                                                     2001            (audited)
                                                                                              (unaudited)
                                                                                              (pound)'000          (pound)'000
Fixed assets
Intangible assets                                                                                  4,257                    -
Tangible assets                                                                                  248,838              193,453
Investments
Investments in own shares                                                                          3,812               47,021
Interest in joint ventures:
                                                                                          ----------------    -----------------
         Share of gross assets                                                                    15,876               13,601
         Share of gross liabilities                                                              (11,010)              (9,461)
                                                                                          ----------------    -----------------
                                                                                                   4,866                4,140
                                                                                          ----------------    -----------------
Total investments                                                                                  8,678               51,161

                                                                                          ----------------    -----------------
                                                                                                 261,773              244,614
                                                                                          ----------------    -----------------

Current assets
Stocks                                                                                               344                  279
Debtors: amounts falling due within one year                                                     124,610              129,677
Cash at bank and in hand                                                                          86,034              169,821
                                                                                          ----------------    -----------------
                                                                                                 210,988              299,777

Creditors: amounts falling due within one year                                                  (318,685)            (317,883)

Provisions for liabilities and charges due within one year                                       (19,773)                   -
                                                                                          ----------------    -----------------
Net current liabilities                                                                         (127,470)             (18,106)
                                                                                          ----------------    -----------------
Total assets less current liabilities                                                            134,303              226,508
                                                                                          ----------------    -----------------
Creditors: amounts falling due after more than one year                                          (27,476)             (23,050)

Provisions for liabilities and charges due after more than one year                              (10,680)                (794)
                                                                                          ----------------    -----------------
Net assets                                                                                        96,147              202,664
                                                                                          ================    =================

Capital and reserves
Called up share capital                                                                           29,103               29,034
Share premium account                                                                            283,182              279,858
Other reserves                                                                                       642                  615
Profit and loss account                                                                         (215,725)            (106,417)
                                                                                          ----------------    -----------------
Equity shareholders' funds                                                                        97,202              203,090

Equity minority interests                                                                         (1,055)                (426)
                                                                                          ----------------    -----------------
                                                                                                  96,147              202,664
                                                                                          ================    =================

Regus plc
Consolidated cash flow statement
For the nine months ended 30 September 2001 and 30 September 2000

                                                                                                   9 months             9 months
                                                                                                      ended                ended
                                                                                                 30 Sept 01           30 Sept 00
                                                                                                (unaudited)          (unaudited)
                                                                                                (pound)'000          (pound)'000

Cash inflow from continuing operating activities
Net cash inflow before exceptional items                                                            53,454               69,523
Outflow related to exceptional items                                                                (7,418)                    -
                                                                                           -----------------    -----------------
Net cash inflow from continuing operating activities                                                46,036               69,523
                                                                                           -----------------    -----------------

Returns on investments and servicing of finance
Interest received                                                                                    3,618                1,797
Interest paid                                                                                       (2,492)              (7,015)
Interest paid on finance leases                                                                     (2,489)              (2,053)
                                                                                           -----------------    -----------------
                                                                                                    (1,363)              (7,271)
                                                                                           -----------------    -----------------

Taxation
Tax paid                                                                                            (8,986)              (1,075)

                                                                                           -----------------    -----------------
                                                                                                    (8,986)              (1,075)
                                                                                           -----------------    -----------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                                 (101,106)             (52,402)
Sale of tangible fixed assets                                                                           17                  114
                                                                                           -----------------    -----------------
                                                                                                  (101,089)             (52,288)
                                                                                           -----------------    -----------------

Acquisitions and disposals
Purchase of subsidiary undertakings                                                                 (5,832)                    -
Investments in joint ventures                                                                       (4,631)              (3,789)
                                                                                           -----------------    -----------------
                                                                                                   (10,463)              (3,789)
                                                                                           -----------------    -----------------

Cash (outflow)/inflow before management of liquid resources and financing                          (75,865)               5,100

Management of liquid resources                                                                      81,303               (1,148)

Financing                                                                                          (13,095)                (257)
                                                                                           -----------------    -----------------
(Decrease)/Increase in cash in the period                                                           (7,657)               3,695
                                                                                           =================    =================

Regus plc
Statement of total recognised gains and losses
For the nine months ended 30 September 2001 and twelve months ended 31 December 2000


                                                                                                   9 months            12 months
                                                                                                      ended                ended
                                                                                               30 Sept 2001     31 December 2000
                                                                                                (unaudited)            (audited)
                                                                                                (pound)'000          (pound)'000
Retained (loss) for the financial period                                                           (111,303)             (13,530)

Currency translation differences                                                                      2,267                2,675

Tax charge on exchange differences                                                                     (295)                (872)
                                                                                            ----------------    -----------------
Total recognised (losses) for the period                                                           (109,331)             (11,727)
                                                                                            ================    =================

Reconciliation of movements in Group shareholders' funds

                                                                                                   9 months            12 months
                                                                                                      ended                ended
                                                                                                    30 Sept          31 December
                                                                                                       2001                 2000
                                                                                                (unaudited)            (audited)
                                                                                                (pound)'000          (pound)'000

Retained (loss) for the financial period                                                           (111,303)            (13,530)

Pre-acquisition profits                                                                                  50                   -

Ordinary shares issued / (issue costs)                                                                3,393             238,548

Currency translation differences                                                                      2,267               2,675

Tax charge on exchange differences                                                                     (295)               (872)
                                                                                            ----------------    -----------------
Net (decrease)/increase in shareholders' funds                                                     (105,888)            226,821

Shareholders' funds/(deficit) at 1 January                                                          203,090             (23,731)
                                                                                            ----------------    -----------------
Shareholders' funds at period end                                                                    97,202             203,090
                                                                                            ================    =================

Notes


1.       Segmental reporting

         Turnover:

                                                         3 months ended                        9 months ended
                                                           30 September                          30 September
                                                                   2001               2000                2001              2000
                                                            (unaudited)        (unaudited)         (unaudited)       (unaudited)
                                                            (pound)'000        (pound)'000         (pound)'000       (pound)'000
UK & Ireland                                                    49,905              51,171            165,285           131,936
Rest of Europe                                                  37,084              30,874            115,450            83,286
Americas                                                        30,361              28,508             96,588            61,476
Rest of World                                                    8,558               7,625             25,628            19,001
                                                       -----------------    ---------------    ----------------   ---------------
                                                               125,908             118,178            402,951           295,699
                                                       -----------------    ---------------    ----------------   ---------------
Total Group                                                    123,094             115,047            393,948           290,974
Total joint ventures                                             2,814               3,131              9,003             4,725


(Loss)/profit before interest and tax:

                                                         3 months ended                        9 months ended
                                                           30 September                          30 September
                                                                   2001               2000                2001              2000
                                                            (unaudited)        (unaudited)         (unaudited)       (unaudited)
                                                            (pound)'000        (pound)'000         (pound)'000       (pound)'000

UK & Ireland                                                     9,468               9,215             35,402            21,186
Rest of Europe                                                  (1,034)              2,040              1,095             1,598
Americas                                                       (13,744)             (2,560)           (31,566)          (12,980)
Rest of World                                                     (534)             (1,291)            (3,896)           (6,572)
Other office costs                                              (4,776)                243             (8,357)              173
Exceptional item                                               (86,968)                  -            (90,213)                -
                                                       -----------------    ---------------    ----------------   ---------------
                                                               (97,588)              7,647            (97,535)            3,405
                                                       -----------------    ---------------    ----------------   ---------------
Total Group                                                    (96,172)              7,222            (93,720)            4,312
Total joint ventures                                            (1,416)                425             (3,815)             (907)

2.       Exceptional charges

Included in the results for the nine months ended 30 September 2001 are exceptional charges totaling (pound)90.2 million of which (pound)3.2 million had been recognised in the six months ended 30 June 2001. The charges relate to fees in respect of the aborted merger with HQ Global Workplaces ((pound)3.2m); write-down of investment in own shares ((pound)32.9m); write-down of software assets ((pound)4.6m); non-recoverable Ryder Cup expenditure ((pound)2.3m); restructuring and redundancy costs ((pound)5.4m); write down of acquisition goodwill ((pound)4.7m); and, costs associated with reducing workstation capacity ((pound)37.1m).

3.       Loss per share

Loss per share after exceptional items is based upon losses for the three months ended 30 September 2001 and 2000 of (pound)(101,134,000) and (pound)(2,072,000) respectively. Loss per share before exceptional items is based on losses for the three months ended 30 September 2001 of (pound)(15,780,000) after adjusting for tax of (pound)1,614,000 on the exceptional item. Losses per share are calculated using the following weighted average numbers of shares:



                                                            3 months ended                       9 months ended
                                                            30 September                         30 September
                                                            2001              2000               2001               2000
                                                            000's             000's              000's              000's
Ordinary shares
- basic                                                        563,944           481,222            563,370            481,222
Ordinary shares
- fully diluted                                                563,944           490,534            563,370            481,222


4. (a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                                                   9 months             9 months
                                                                                                      ended                ended
                                                                                                 30 Sept 01           30 Sept 00
                                                                                                (unaudited)          (unaudited)
                                                                                                (pound)'000          (pound)'000
Continuing operations
Operating (loss)/profit                                                                             (93,720)              4,312
Depreciation charge                                                                                  56,672              27,679
Goodwill amortisation                                                                                   237                   -
Loss on disposal of fixed assets                                                                     50,673                  64
Increase in provisions                                                                               29,501                   -
Increase in stocks                                                                                      (61)                (28)
Decrease/(increase) in debtors                                                                       10,629             (46,625)
(Decrease)/increase in creditors                                                                     (7,895)             84,121
                                                                                            ----------------    -----------------
Net cash inflow from continuing operations                                                           46,036              69,523
                                                                                            ================    =================


The cash inflow for 2001 includes a (pound)7.4 million outflow relating to the exceptional item charged during the year (note 2).

4. (b)   Financing and management of liquid resources


                                                                                                   9 months             9 months
                                                                                                      ended                ended
                                                                                                 30 Sept 01           30 Sept 00
                                                                                                (unaudited)          (unaudited)
                                                                                                (pound)'000          (pound)'000
Management of liquid resources
New cash deposits                                                                                    (8,783)             (5,209)
Repayment of cash deposits                                                                           90,086               4,061
                                                                                            ----------------    -----------------
                                                                                                     81,303              (1,148)
                                                                                            ================    =================
Financing
New loans                                                                                             1,689              14,669
Repayment of loans                                                                                   (4,287)             (5,213)
Payment of principal under finance leases                                                           (12,171)             (9,713)
Funding from minority interest                                                                        1,766                   -
Issue costs                                                                                             (92)                  -
                                                                                            ----------------    -----------------
                                                                                                    (13,095)               (257)
                                                                                            ================    =================

4. (c)   Reconciliation of net cash flow to movement in net funds/(borrowings)

                                                                                                   9 months             9 months
                                                                                                      ended                ended
                                                                                                 30 Sept 01           30 Sept 00
                                                                                                (unaudited)          (unaudited)
                                                                                                (pound)'000          (pound)'000
(Decrease)/increase in cash in the period                                                            (7,657)              3,695
Cash outflow from change in borrowings and finance leases                                            14,769                 257
Cash (inflow)/outflow from decrease in liquid resources                                             (81,303)              1,148
                                                                                            ----------------    -----------------
Change in net funds/borrowings from cash flows                                                      (74,191)              5,100

Acquisitions                                                                                           (663)                  -

Other non-cash items:
New finance leases                                                                                  (19,820)            (17,153)
Translation difference                                                                                 (884)             (1,450)
                                                                                            ----------------    -----------------
Movement in net funds/borrowings in the period                                                      (95,558)            (13,503)

Net funds/(borrowings) at 1 January                                                                 130,013             (59,902)
                                                                                            ----------------    -----------------
Net funds/(borrowings) at period end                                                                 34,455             (73,405)
                                                                                            ================    =================

4. (d)   Analysis of changes in net funds

                                            At 1                                                                            At 30
                                         January                                        Non-cash          Exchange           Sept
                                            2001        Cashflow    Acquisit-ions        changes          movement           2001
                                     (pound)'000     (pound)'000   (pound)'000       (pound)'000       (pound)'000    (pound)'000
Cash at the bank and in hand              31,432         (1,500)           120                 -           (1,318)         28,734
Overdrafts                               (1,203)         (6,157)             -                 -                51        (7,309)
                                     ------------    ------------   -----------    --------------    --------------    -----------
                                          30,229         (7,657)           120                 -           (1,267)         21,425

Debt due after 1 year                    (1,487)             165             -              (30)                25        (1,327)
Debt due within 1 year                   (5,354)           2,433         (783)              (17)               (1)        (3,722)
Finance leases due after 1 year         (21,150)           8,097             -          (12,951)               111       (25,893)
Finance leases due within 1 year        (10,614)           4,074             -           (6,822)                34       (13,328)
                                     ------------    ------------   -----------    --------------    --------------    -----------
                                        (38,605)          14,769         (783)          (19,820)               169       (44,270)
Liquid resources                         138,389        (81,303)             -                 -               214         57,300

                                     ------------    ------------   -----------    --------------    --------------    -----------
                                         130,013        (74,191)         (663)          (19,820)             (884)         34,455
                                     ============    ============   ===========    ==============    ==============    ===========


Liquid resources at 30 September 2001 comprise cash held on deposit of which (pound)5.9 million (December 2000: (pound)5.5 million) relates to collateral against bank loans and (pound)17.2 (December 2000: (pound)35.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases and reclassifications between categories.

4. (e) Consolidated cash flow statement for the three months ended 30 September 2001


                                                               3 months
                                                                  ended
                                                             30 Sept 01
                                                            (unaudited)
                                                            (pound)'000

Cash inflow from continuing operating activities
Net cash inflow before exceptional items                         19,704
Outflow related to exceptional items                            (7,418)
                                                         ---------------
Net cash inflow from continuing operating activities             12,286
                                                         ---------------

Returns on investments and servicing of finance
Interest received                                                   670
Interest paid                                                     (467)
Interest paid on finance leases                                   (855)

                                                         ---------------
                                                                  (652)
                                                         ---------------

Taxation
Tax paid                                                         (4,348)

                                                         ---------------
                                                                 (4,348)
                                                         ---------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                               (27,261)
Sale of tangible fixed assets                                        (1)

                                                         ---------------
                                                                (27,262)
                                                         ---------------

Acquisitions and disposals
Purchase of subsidiary undertakings                                   3
Investments in joint ventures                                    (3,538)
                                                         ---------------
                                                                 (3,535)
                                                         ---------------
Cash (outflow)/inflow before management of liquid
resources and financing                                         (23,511)

Management of liquid resources                                   22,776

Financing                                                        (3,384)
                                                         ---------------
(Decrease)/Increase in cash in the period                        (4,119)
                                                         ===============

5.       US GAAP reconciliation

The following is a summary of the adjustments to net loss and shareholders funds in accordance with US GAAP:


Net loss:

                                                                                                  Three months ended
                                                                                                     30 September
                                                                                                       2001               2000
                                                                                                (unaudited)        (unaudited)
                                                                                                (pound)'000        (pound)'000

Net (loss)/profit reported in accordance with UK GAAP                                             (101,134)              2,072

US GAAP adjustments:
    Compensation expense related to other variable plan options                                     (9,705)            (1,629)
    Provision for closure costs                                                                      29,659                  -
    Deferred taxes                                                                                      290              (515)
    Write down of ESOP shares                                                                        41,395                  -

                                                                                            ----------------    ---------------
Net loss in accordance with US GAAP                                                                (39,495)               (72)
                                                                                            ----------------    ---------------

Shareholders' funds:
                                                                                                      As at                As at
                                                                                                    30 Sept               31 Dec
                                                                                                       2001                 2000
                                                                                                (unaudited)          (unaudited)
                                                                                                (pound)'000          (pound)'000

Shareholders' funds in accordance with UK GAAP                                                       97,202              203,090

US GAAP adjustments
    Compensation expense related to other variable plan options                                         600               10,778
    Provision for closure costs                                                                      29,659                    -
    Deferred taxes                                                                                    2,773                1,902
    Write down of ESOP shares                                                                        41,395                    -
    Employee share trust (investment in own shares)                                                 (3,812)             (47,021)
                                                                                            ----------------    -----------------
Shareholders' funds in accordance with US GAAP                                                      167,817              168,749
                                                                                            ----------------    -----------------

                                                                         Item 2

Regus PLC
9 November 2001

                                                               9 November 2001



                          Regus plc (the 'Company')

                            Director Shareholding


The Company has been informed today, 9 November 2001, that Mark Dixon has purchased 1 million ordinary shares in the Company at a price of 30p per share. Mark Dixon is now interested in 364,329,286 ordinary shares representing 62.6 per cent. of the Company.



                                     Ends

                                                                         Item 3

                                                                 2 October 2001


                           Regus plc (the "Company")

                            Directors Shareholdings


The Company has been informed today, 2 October 2001, that Mark Dixon has purchased 2 million ordinary shares in the Company at an average price of 12.8p per share. Including the 5 million ordinary shares purchased by him in July 2001, Mark Dixon is now interested in 362,329,286 ordinary shares representing
62.2 per cent. of the Company.

The Company has also been informed that John Matthews, a non-executive director of Regus, has also purchased 125,000 ordinary shares in the Company today at a price of 12p per share.

                                      Ends

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to, the possibility of a future transaction. Actual events may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in the Company's area of activity and general economic conditions in the countries in which the Company operates. For a discussion of these and other factors which may have a material impact upon the Company's financial condition, results of operations and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.